Page 1 of 62 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                  BLUEFLY, INC.
                                  -------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    096227103
                                    ---------
                                 (CUSIP Number)

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-7000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2000
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 62 Pages
                             Exhibit Index: Page 15

                                                              Page 2 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          QUANTUM INDUSTRIAL PARTNERS LDC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

                                7         SOLE VOTING POWER

           NUMBER OF                      848,400**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          848,400**

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          848,400**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.70%**

14        TYPE OF REPORTING PERSON

          OO; IV

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          QIH MANAGEMENT INVESTOR, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      848,400**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          848,400**

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          848,400**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.70%**

14        TYPE OF REPORTING PERSON

          PN; IA

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          QIH MANAGEMENT, INC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      848,400**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          848,400**

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          848,400**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.70%**

14        TYPE OF REPORTING PERSON

          CO

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SOROS FUND MANAGEMENT LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      848,400**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          848,400**

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          848,400**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.70%**

14        TYPE OF REPORTING PERSON

          OO; IA

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GEORGE SOROS (in the capacity described herein)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      27,790**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        848,400**
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          27,790**

                                10        SHARED DISPOSITIVE POWER

                                          848,400**

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          876,190**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.10%**

14        TYPE OF REPORTING PERSON

          IA

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 62 Pages
CUSIP NO. 096227103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STANLEY F. DRUCKENMILLER (in the capacity described herein)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      848,400**
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          848,400**

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          848,400**

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.70%**

14        TYPE OF REPORTING PERSON

          IA

**As explained in Item 6, the exact number of shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 62 Pages
CUSIP NO. 096227103

            This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and Amendment No. 1 thereto, dated August 26, 1999 (together, the "Initial Statement"), filed by the Reporting persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that the Reporting Persons have entered into a Note and Warrant Purchase Agreement with the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

            Item 2. Identity and Background

            This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i)   Quantum Industrial Partners LDC ("QIP"):

            (ii)  QIH Management Investor, L.P. ("QIHMI");

            (iii) QIH Management, Inc. ("QIH Management");

            (iv)  Soros Fund Management LLC ("SFM LLC");

            (v)   Mr. George Soros ("Mr. Soros"); and

            (iv)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

            This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

            Updated information concerning the identity and background of each of the directors and officers of QIP and QIH Management is set forth in Annex A hereto. Updated information concerning the Managing Directors of SFM LLC is attached as Annex B hereto.

            Item 3. Source and Amount of Funds or Other Consideration

            Item 3 is amended to add the following.

            QIP expended approximately $2,904,900 of its working capital to purchase the securities reported herein as being acquired in the last 60 days. SFM Domestic Investments expended approximately $95,100 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

                                                              Page 9 of 62 Pages
CUSIP NO. 096227103

            Item 5. Interest in Securities of the Issuer

            Item 5 is amended to add the following.

            As explained in Item 6 below, it is not possible to determine at this time the precise number of shares that may be deemed to be beneficially owned by each of the Reporting Persons because the particular number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner by virtue of the Securities Purchase Agreement (defined below) is not finally determined. Accordingly, the Reporting Persons will further amend this Schedule 13D when the number of Shares and ownership percentages are determined.

            Except as set forth in Item 6 hereto, there have been no transactions affected with respect to securities of the Issuer since February 1, 2000 (60 days prior to the date hereof).

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Item 6 is amended to add the following.

            On March 28, 2000 QIP and SFM Domestic Investments entered into a Note and Warrant Purchase Agreement (the "Securities Purchase Agreement") with the Issuer (a copy of which is attached hereto as Exhibit G and incorporated herein by reference in response to this Item 6) pursuant to which QIP and SFM Domestic Investments purchased Senior Convertible Notes and Warrants (as defined in the Securities Purchase Agreement) for an aggregate purchase price of $3,000,000.

            Pursuant to Warrant No. 1 (a copy of which is attached hereto as Exhibit H and incorporated herein by reference in response to this Item 6), QIP has the right to subscribe for and to purchase up to 169,452.5 Shares depending upon whether the Issuer closes the Next Round Financing (as defined in the Securities Purchase Agreement) and the timing of such Financing.

            Pursuant to Warrant No. 2 (a copy of which is attached hereto as Exhibit I and incorporated herein by reference in response to this Item 6), SFM Domestic Investments has the right to subscribe for and to purchase between up to 5,547.5 Shares depending upon whether the Issuer closes the Next Round Financing and the timing of such Financing.

            Pursuant to the Senior Convertible Note in the amount of $2,904,900 (a copy of which is attached hereto as Exhibit J and incorporated herein by reference in response to this Item 6), QIP is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities obtained by dividing the

                                                             Page 10 of 62 Pages
CUSIP NO. 096227103

outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Security (as defined in the Securities Purchase Agreement) paid in the Next Round Financing.

            Pursuant to the Senior Convertible Note in the amount of $95,100 (a copy of which is attached hereto as Exhibit K and incorporated herein by reference in response to this Item 6), SFM Domestic Investments is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Security paid in the Next Round Financing.

            The foregoing description of the Securities Purchase Agreement, the Warrants, and the Senior Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of each such document which are incorporated herein by reference.

            Item 7. Material to be Filed as Exhibits.

            Item 7 is amended to add the following.

            G. Note and Warrant Purchase Agreement among Bluefly, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC dated March 28, 2000.

            H. Warrant No. 1 dated March 28, 2000.

            I. Warrant No. 2 dated March 28, 2000.

            J. Bluefly Senior Convertible Note in the amount of $2,904,900 in favor of QIP dated March 28, 2000.

            K. Bluefly Senior Convertible Note in the amount of $95,100 in favor of SFM Domestic Investments dated March 28, 2000.

                                                             Page 11 of 62 Pages
CUSIP NO. 096227103

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2000

                                          QUANTUM INDUSTRIAL PARTNERS
                                          LDC


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Attorney-in-Fact


                                          QIH MANAGEMENT INVESTOR, L.P.

                                          By:   QIH Management, Inc.,
                                                its General Partner


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Vice President


                                          QIH MANAGEMENT, INC.


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Vice President


                                          SOROS FUND MANAGEMENT LLC


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Deputy General Counsel


                                          GEORGE SOROS


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Attorney-in-Fact

                                          STANLEY F. DRUCKENMILLER


                                          By: /s/ Michael C. Neus
                                          -----------------------
                                          Michael C. Neus
                                          Attorney-in-Fact

                                                             Page 12 of 62 Pages
CUSIP NO. 096227103

                                     ANNEX A


            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship            Principal Occupation         Business Address
----------------------            --------------------         ----------------
   Curacao Corporation            Managing Director of         Kaya Flamboyan 9
   Company N.V.                   Netherlands Antilles         Willemstad
     Managing Director            corporations                 Curacao,
     (Netherlands Antilles)                                    Netherlands Antilles

   Inter Caribbean Services       Administrative services      Citco Building
   Limited                                                     Wickhams Cay
     Secretary                                                 Road Town
     (British Virgin Islands)                                  Tortola
                                                               British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship            Principal Occupation         Business Address
----------------------            --------------------         ----------------
   Duncan P. Hennes               Chief Executive Officer of   888 Seventh Avenue
   Director and President         SFM LLC                      33rd Floor
   (United States)                                             New York, NY  10106

   Michael C. Neus                Deputy General Counsel of    888 Seventh Avenue
   Director and Vice President    SFM LLC                      33rd Floor
   (United States)                                             New York, NY  10106

   Peter Streinger                Chief Financial Officer of   888 Seventh Avenue
   Director and Treasurer         SFM LLC                      33rd Floor
   (United States)                                             New York, NY  10106

   Richard D. Holahan, Jr.        Assistant General Counsel    888 Seventh Avenue
   Secretary                      of                           33rd Floor
   (United States)                SFM LLC                      New York, NY  10106

            To the best of the Reporting Persons' knowledge /1/:

            (a) None of the above persons hold any Shares. /1/

            (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

----------
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 13 of 62 Pages
CUSIP NO. 096227103

                                     ANNEX B

            The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC. 1

            Scott K.H. Bessent
            Walter Burlock
            L. Kevin Dann
            Duncan Hennes
            Ron Hiram
            Michael Karsh
            Sheldon Kasowitz
            David N. Kowitz
            Carson Levit
            Alexander C. McAree
            Steven Okin
            Michael Pendy
            Frank Sica

            Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC; 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

            To the best of the Reporting Persons' knowledge:

            (a) None of the above persons hold any Shares. 1

            (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. 1

----------
1  Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 14 of 62 Pages

                                     ANNEX C

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                  BLUEFLY, INC.


                          Date of       Nature of     Number of
For the Account of        Transaction  Transaction    Securities    Price
------------------        -----------  -----------    ----------    -----

QIP                       7/27/99        PURCHASE     232,388 /1/    /2/

SFM Domestic Investments  7/27/99        PURCHASE      7,612 /1/     /3/

--------------------
/1/ Shares of Series A Preferred Stock.
/2/ Total consideration of $4,647,760 was paid for the securities purchased by QIP.
/3/ Total consideration of $152,240 was paid for the securities purchased by SFM Domestic Investments.

                                                             Page 15 of 62 Pages
CUSIP NO. 096227103

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
G. Note and Warrant Purchase Agreement among Bluefly, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments LLC dated
      March 28, 2000.                                                      16

H.    Warrant No. 1 dated March 28, 2000.                                  33

I.    Warrant No. 2 dated March 28, 2000.                                  42

J.    Bluefly Senior Convertible Note in the amount of $2,904,900 in
      favor of QIP dated March 28, 2000.                                   51

K.    Bluefly Senior Convertible Note in the amount of $95,100 in favor
      of SFM Domestic Investments dated March 28, 2000.                    57